

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>MAIL STOP 3561</u>

September 20, 2007

Mr. Mark Nordlicht
Chief Executive Officer
Platinum Energy Resources, Inc.
25 Phillips Parkway
Montvale, NJ 07645

RE: Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Amendment 8 Filed August 28, 2007
File No. 0-51553

Dear Mr. Nordlicht:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General – 80% Test</u>

1.   We note your response to comments one and two from our letter of August 16, 2007 and, as you note therein, Tandem does not have in its possession formal corporate minutes and share issuance records to verify the number of currently outstanding shares nor, as you have indicated previously, does Tandem have any records to demonstrate that control of the shell was properly transferred to current management.

As a result, and as noted in our prior comment letters, it raises the possibility that the entity with which Platinum has entered into agreements may not have clear title to the assets in question. We do note your legal analysis on the likelihood of unwinding the transaction contained in the last paragraph on page four of your comment letter. Please include as disclosure in your next amendment and consider the need to provide a legal opinion supporting such views to your proxy statement.

Summary, page 8

2. We note your response to comment three from our letter of August 16, 2007 that you had previously subtracted the debt incurred in the 2005 transaction. It would appear that, in order to provide a consistent method of valuation, you should add the value of debt to be incurred in connection with the Platinum transaction (including, but not limited to, the $45 million you disclose on page 51 and the $20.75 million you disclose on page 126), and the gap in valuation between the June 2005 transaction and the proposed acquisition by Platinum would be greater than 34%.

   Please revise your proxy statement throughout to reflect this notion, or explain why such revisions are not necessary.

3. As a result of the apparent inconsistent method of valuation noted above, it would still appear appropriate to discuss the reasons why the Platinum board determined in January 2006 that Platinum should pay such a large premium over the amount that the Tandem insiders themselves placed on the assets in June 2005. Please revise your disclosure on page 48 to address this aspect of the transaction.

4. We note your response to comment six from our letter of August 16, 2007 and your added disclosure on pages 41 and 44 that private purchases may be effected by Platinum insiders and their affiliates "during a period when they are not aware of any material nonpublic information regarding Platinum." Additionally, your disclosure notes that "such private purchases may take into consideration whether the prospective seller has indicated an intention to vote against the acquisition proposal." The staff is aware of no public disclosure by Platinum with respect to the intentions of any shareholder to vote against the transaction or convert its holdings into a pro rata share of the trust fund. Please reconcile these two statements.

5. Additionally, it appears to the staff that such disclosure raises additional concerns and issues which need to be addressed. First, it would appear to the staff that the registrant, or affiliates thereof, have made or intend to make purchases of the registrant's securities during a distribution, thus potentially invoking the application of Regulation M as promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The registrant should provide a legal analysis as to the applicability of Regulation M to these activities and consideration should be given to the need to provide an opinion of counsel as to this issue.

6.   Further, the fact that the registrant is now undertaking or is contemplating open market or privately negotiated purchases of shares, either directly or indirectly through contracted third parties, as a means of eliminating shareholders whom have indicated or are believed to have the intent of voting against the acquisition proposal and seeking to exercise their redemption rights, needs to be considered in light of the registrant's disclosure in its initial public offering registration statement concerning the redemption rights feature of the offering. In particular, the registrant should provide a legal analysis as to the consistency and accuracy of the disclosure in the registrant's initial public offering registration statement (specifically that disclosure concerning the shareholders redemption rights) with that describing these purchasing activities in the registrant's proxy materials. Such a discussion should include the potential legal consequences and risks of any inconsistencies.

7.   Finally, a legal analysis should be provided to address any and all legal risks and consequences resulting from the registrant's intended purpose(s) and activities in the market for the registrant's securities. Such an analysis should include, but not be limited to, the applicability of Rule 14a-9 under the Exchange Act, Rule 10b under the Exchange Act, the federal tender offer rules promulgated under the Exchange Act, and Regulation FD under the Securities Act of 1933, as amended. Consideration should be given to the need for a legal opinion addressing these issues.

Closing Comments

        As appropriate, please amend your Proxy Statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Eli Helfgott (by facsimile)
        973-643-6500